January 8, 2010

VIA EDGAR

Edward M. Kelly, Esq.
Senior Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street NE
Washington, DC  20549

Re:          India Globalization Capital, Inc.
Registration Statement on Form S-3
Filed December 7, 2009
File No. 333-163548

Dear Mr. Kelly:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to India Globalization Capital, Inc. (the “Company”) dated December 30, 2009 with respect to the above-referenced filing.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Risk Factors, page 4

Staff Comment 1:  We note the statements “Such risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.” Since India Globalization Capital, Inc. is required to disclose all risk factors that it believes are material at this time, please delete the statements.

1.           Concurrently with this letter we are filing Amendment No. 1 to Form S-3 (the “Amended S-3”).  We have deleted the above-referenced statements from the discussion under “Risk Factors” on page 4 of the Amended S-3.

Selling Stockholders, page 5

Staff Comment 2:  We note the cross reference to “Certain Relationships and Related Transactions” in the first paragraph. We are unable to locate that section in the registration statement. Please revise.

2.           We have deleted the cross reference to “Certain Relationships and Related Transactions” from the discussion under “Selling Stockholders” on page 5 of the Amended S-3.

Staff Comment 3: Explain briefly how each selling stockholder received the securities being registered for resale.

3.           We have added disclosure on page 5 of the Amended S-3 describing how the selling stockholders acquired the securities being registered for resale.

Staff Comment 4: For a beneficial owner that is a legal entity, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner.  See Interpretation 140.02 in the Regulation S-K section of our “Compliance & Disclosure Interpretations” that is available on the Commission’s website at http:// www.sec.gov.

4.           We have added disclosure on page 5 of the Amended S-3 identifying by footnote the natural person or persons having sole or shared voting and investment control over the securities held by the selling beneficial owner which is a legal entity.

Staff Comment 5: If a selling stockholder is a broker-dealer or an affiliate of a broker-dealer, tell us whether the selling stockholder acquired its securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, India Globalization Capital, Inc. must identify the broker-dealer as an underwriter in the prospectus. Language such as “may be deemed to be” an underwriter is unacceptable if the selling stockholder is a broker-dealer.

5.           As indicated in the revised disclosure on page 5 of the Amended S-3, the remaining selling stockholder in the Amended S-3 is neither a broker-dealer nor an affiliate of a broker-dealer.

Staff Comment 6:  If a selling stockholder is a broker-dealer’s affiliate, include disclosure that this broker- dealer’s affiliate:

•	Purchased in the ordinary course of business the securities to be sold,

•	Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If India Globalization Capital, Inc. is unable to make the representations noted above in the prospectus, India Globalization Capital, Inc. must state in the prospectus that the selling stockholder is an underwriter. Language such as “may be deemed to be” an underwriter is unacceptable if the selling stockholder is an affiliate of an underwriter that cannot make these representations.

6.           As indicated in the revised disclosure on page 5 of the Amended S-3, the remaining selling stockholder in the Amended S-3 is not an affiliate of a broker-dealer.

Staff Comment 7:  State any position, office, or other material relationship which each selling stockholder has had within the past three years with India Globalization Capital, Inc. or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

7.           We have added disclosure on page 5 of the Amended S-3 describing the material relationships that the remaining selling stockholder has had with the Company within the past three years.

Incorporation of Certain Information by Reference, page 7

Staff Comment 8:  Include India Globalization Capital, Inc.’s Commission file number for filings made under the Exchange Act.

8.           We have added disclosure on page 7 of the Amended S-3 providing the Company’s Commission file number for filings made under the Exchange Act.

Staff Comment 9:  Please revise to disclose that you will provide this information upon oral as well as written request. Please also note that if you send any of the information that is incorporated by reference in the prospectus to security holders, you also must send any exhibits that are specifically incorporated by reference in that information.  Please refer to Item 12(c)(1)(ii) and (iv) and the Note to Item 12(c)(1) of Form S-3.

9.           We have revised the disclosure on page 7 of the Amended S-3 to indicate that the Company will provide information upon oral request and will send any exhibits that are specifically incorporated by reference in information incorporated by reference in the prospectus.

Undertakings, page 14

Staff Comment 10:  Revise paragraph (a)(4) to include the undertaking required by Item 512(a)(5)(i) of Regulation S-K in its entirety, as applicable.

10.           We have revised paragraph (a)(4) on page 14 of the Amended S-3 to include the undertaking required by Item 512(a)(5)(i) of Regulation S-K.

Staff Comment 11:  The undertakings under paragraphs (b), and (e) appear inapplicable to this offering. Please revise or advise.

11.           We have deleted the undertakings under paragraphs (b) and (e) of the initial above-referenced filing.

Signatures, page 16

Staff Comment 12:  Please revise the first paragraph to remove the reference to a “Post-Effective Amendment No. 4 on Form S-3 to Form S-1 .”

12.           We have revised the language on the signature page of the Amended S-3 to refer to “this registration statement”.

Exhibit 5.1

Staff Comment 13:  Counsel must consent also to being named in the registration statement.  See Rule 436 of Regulation C under the Securities Act, and revise.

13.           We have filed an amended Exhibit 5.1 to the Amended S-3 providing counsel’s consent to being named in the registration statement.

The Company appreciates the Staff’s comments with respect to the Registration Statement and would like to provide any assistance necessary for the Staff to expedite the review process.  Comments or questions regarding this letter may be directed to the undersigned at (202) 828-3568 or by fax to (202) 641-9268 or to Mark Katzoff of our office at (617) 946-4887 or by fax to (617) 790-5356.

Very truly yours,

SEYFARTH SHAW LLP

/s/ Stanley S. Jutkowitz
Stanley S. Jutkowitz
MAK:mto

cc:           Ram Makunda
Mark A. Katzoff, Esq.